Paris, October 17, 2007
Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America
Compagnie Générale de Géophysique-Veritas
Form 20-F for the Fiscal Year ended December 31, 2006 Filed May 7, 2007
(File No. 001-14622)
Dear Mr. Skinner,
We refer to the Staff’s comment letter dated September 27, 2007 on the above-referenced Annual Report on Form 20-F of Compagnie Générale de Géophysique-Veritas (the “Company”, and together with its consolidated subsidiaries, the “Group”). We appreciate the Staff’s accommodation with respect to the time within which to respond to the Staff’s comment letter. Set forth below in detail are the Company’s responses to the Staff’s comments. For your convenience, each comment is repeated below, prior to the response.
This letter has been prepared in consultation with Linklaters, our U.S. and French legal counsel, and has been reviewed by Ernst & Young Audit and Mazars & Guérard, the Company’s auditors.
Form 20-F for the year ended December 31, 2006
Operating and Financial Review and Prospects, page 37
EBITDA, page 55
1.	With regard to your disclosure of a non-GAAP measure labeled EBITDA:
•	The acronym EBITDA refers specifically to earning before interest, tax, depreciation and amortization. However, your measure also adjusts earnings for stock option expense. We will not object to your using such a measure as a liquidity measure but request that you rename it to avoid investor confusion.

•	Your disclosure states that you provide this non-GAAP measure because investors use it to determine your operating cash flow and historical ability to meet debt service and capital expenditure requirements. As a measure of liquidity, therefore, your measure should be compared to the most directly comparable liquidity measure, which we believe would be net cash provided by operating activities as presented on your consolidated statements of cash flows.
     Please comply in future filings. Refer to the requirements of Regulation S-K, Item 10(c).
Response
In response to the Staff’s comment, we will in future filings refer to the non-GAAP measure in question as “EBITDAS”, which we will define as “earnings before interest, tax, depreciation, amortization and share-based compensation cost”, and will reconcile to net cash provided by operating activities as presented on the Company’s consolidated statements of cash flows.
Financial Statements
Note 16 — Provisions for Liabilities and Charges, page F-41
2.	The tabular presentation of liabilities and charges appears to contain mathematical errors. In this regard, we note that certain rows do not appear to cross foot.
Please review and consider for purpose of future filings.
Response
We have reviewed and regret the mathematical errors referred to by the Staff. We will consider for future filings.
Note 19 — Analysis by Operating Segment and Geographic Zone, page F-46
3.	Please explain to us why you do not believe that each of CGG Services’ “strategic business unit,” as described by you on pages 24 and 37, constitutes a segment as defined by IAS 14. Provide your analysis under IAS 14 for periods prior to and following the Veritas acquisition.
Response
Prior to the Company’s acquisition of Veritas DGC Inc. (“Veritas”) on January 12, 2007, the Company’s overall internal organizational and management structure and its system of financial reporting to the Group chief executive officer was based on two business segments, namely the Equipment1 segment (manufacturing and sale of seismic equipment through our Sercel subsidiaries) and the Services segment (acquisition and processing of seismic data).

[1]	Formerly referred to as « Products » in the Form 20-F for fiscal year ended December 31, 2006

Within the Services segment we identified three strategic business units (“SBU”), namely Land, Offshore and Processing SBUs, and combined them as a single business segment, the Services segment, because they present similar economic characteristics, risks and returns according to IAS 14.34.
We believe that this organizational and management structure provided the best evidence of the predominant source of risks and returns.
The SBUs were managed by SBU managers, who reported to the president of the Services segment. Internal financial reporting was produced for each SBU for internal control purposes. However, all significant operational decisions were taken either by the president of the Services segment, or the Group chief executive officer, depending on the materiality of the decision involved, and not by the SBU managers. Among the Services segment managers, the president of the Services segment was the sole member of the Executive Committee and the sole attendee of Board Meetings of the Company. SBUs were only operational units without independent financial resources. In addition, some support services were common across these SBUs especially purchasing, finance, tax and human resources. All SBUs were subject to similar risks, such as political risks, technological risks and market risks.
In considering IAS 14.9 and the factors (a) to (e) there under, we determined that the nature of services and production processes, the type of customers and the methods used to provide seismic services were substantially similar and therefore combined the SBUs into a single business segment.
Nature of the product or services and the nature of production processes
Geophysical services consist of acquiring, processing and sale of seismic data. Acquisition operations are conducted both on land and offshore. Processing is the ultimate production phase of the acquisition process as acquired raw seismic data is processed to produce the subsurface imaging.
The nature of the production processes, as well as the technologies (data recording systems), are similar and the same software is used for both land and offshore operations.
The type or class of customers
The type or class of customers is identical as each of the SBUs contracts with the same oil and gas companies (majors, national oil companies, independents). In addition, contracts are awarded in the same fashion, mainly either through a tender process or direct awards.

Finally, there are no significant differences in regulation applicable to the geophysical services supplied.
The SBUs long term financial performance is dependent on investment decisions of exploration and production divisions of oil and gas companies. The source and nature of risks are similar for seismic services, as profitability is affected predominantly by the economic cycle of the exploration and production business and the price of oil.
Following the acquisition of Veritas, the combined Company’s overall internal organizational and management structure and its system of financial reporting to the Group chief executive officer remains based on the Equipment and Services segments. The acquisition of Veritas did not change our analysis of the appropriateness of our business segmentation, as Veritas operated in the seismic services, in oil and gas producing regions, and had the same type of customers and the same nature and sources of risks as the Company prior to the acquisition.
However, the combined Company nevertheless modified the business organization of the Services segment. The SBU organization was replaced by a matrix organization with two geographical areas (Eastern and Western hemispheres) and business lines (combining hemispheres operational units and central support functions). The presidents of the hemispheres within Services report to the president of the Services segment who remains the sole representative of the Services managers to attend Board Meetings of the Company.
We modified our internal financial reporting to reflect the matrix organization by hemispheres for our Services business segment. However, all significant operational decisions for the Services segment continue to be taken by the president of the Services segment or the Group chief operating officer or the Group chief executive officer depending on materiality of the decision involved. Consequently, our primary segmentation remains the business segments.
We nevertheless continue to disclose revenues for business lines as additional information because this indicator is often requested by investors and financial analysts.
We have not identified any other business segments meeting the quantitative thresholds required to be considered a reportable segment.
*     *     *

On behalf of the Company, the undersigned hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding the foregoing, please contact me by telephone at +331 6447 3858 / 3868 or by fax at + 331 6447 3431. You may also feel free to contact our counsel Linklaters (Tom O’Neill at +331 5643 5882 or Luis Roth at +331 5643 5842).

Yours Sincerely,
Stéphane-Paul Frydman
Chief Financial Officer

cc:	Sandy Eisen, U.S. Securities and Exchange Commission
Beatrice Place-Faget, Compagnie Générale de Géophysique-Veritas
Philippe Castagnac, Mazars & Guérard
Philippe Diu, Ernst & Young Audit
Tom O’Neill/ Luis Roth, Linklaters LLP